SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on May 12, 2005, regarding gas storage expansion by its U.S. competitive energy subsidiary, PPM Energy.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 12, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ScottishPower’s PPM subsidiary announces gas storage expansion in the US

ScottishPower’s US competitive energy subsidiary, PPM Energy (PPM), today announced the expansion of a gas storage development project in west Texas and the acquisition of a New Mexico gas storage facility. The combined investment is expected to be approximately $120 million and to achieve returns of at least 300 basis points above PPM’s weighted average cost of capital.

Expansion of the proposed Waha facility in west Texas from 7.2 billion cubic feet (BCF) to 9.5 BCF is a result of favourable geologic testing of the salt cavern site and strong market demand. Waha is expected to be built in two phases and begin operations by December 2007.

PPM also acquired the 4.5 BCF Grama Ridge facility in southeastern New Mexico from ConocoPhillips of Houston, Texas. PPM plans to expand the Grama Ridge reservoir facility, which has operated since the early 1970s, to 6.0 BCF. Both Waha and Grama Ridge are connected to multiple pipelines in the area.

PPM has announced its intention to triple owned gas storage capacity from present levels to approximately 125 BCF by 2010.

Further information:

Colin McSeveny, Group Media Relations Manager	0141 636 4515
Shelby Bell, Investor Relations Manager	0141 566 4552